AEM SPA

SUPPL

RECEIVED

2007 DEC 27 A 7:53

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SLS/SES/261/2007/MAN/as

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

December 20, 2007

07028758

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

PROCESSED
DEC 3 1 2007
THOMSON
FINANCIAL

Very truly yours,

Maria Angela Nardone
Company Secretary

Encl.

AEM SPA
20122 Milano - Corso di Porta Vittoria, 4 - Tel. 027720.1 - Fax 027720.3920 - Telex 334170
Capitale Sociale € 936.024.648 i.v. - Codice fiscale, Partita IVA e numero di iscrizione nel Registro Imprese di Milano 11957540153
Codice V.A.T. IT 11957540153 - Internet: http://www.aem.it - e-mail: info@aem.it

AEM SPA

ASM SPA

THE ITALIAN ANTITRUST AUTHORITY AUTHORIZES THE MERGER

19 December 2007 - With letter sent to AEM S.p.A. ("AEM") and ASM S.p.A. ("ASM") on 19 December 2007, the Italian Antitrust Authority (the "Authority") informed the aforesaid that it has passed the resolution (the "Resolution") with which it authorizes the merger through incorporation of ASM in AEM (and the merger through incorporation of AMSA in AEM). The Resolution was passed on the basis of the engagements undertaken voluntarily by ASM and AEM in order to neutralize the importance in antitrust terms of the present ties between ASM and Endesa Italia S.p.A. ("Endesa Italia"), company operating in the electricity generation sector in which ASM has a 20% participation and the remaining 80% of which is held by Endesa Europa S.L. Said engagements are summarized below.

1. ASM's engagement to make resign the two members of the Endesa Italia Board of Directors appointed by the former within 31 December 2007, and to do everything within their powers, in line with that laid down in art. 4.1.8. of the Endesa Italia[1] company by-laws, to replace them with two independent directors.

2. A2A's engagement to make resign the three members of the Ergon Energia S.r.l.[2] Board of Directors appointed by the former and to replace said representatives with independent directors jointly with the execution of the negotiations in progress between ASM and Enel S.p.A. with reference to Endesa Italia and, in any case, no later than 12 months from the date on which the merger comes into force.

3. A2A's engagement to ensure that, within the date of going into business foreseen for the start of 2009, the dispatch and management of the energy produced by each of the two generating groups headed by Ergosud S.p.A.[3] ,which will form the future Scandale plant, are carried out separately and autonomously by ASM and the other Ergosud S.p.A co-control partner.

For further information

ASM

Media Relations
Alfredo Ghiroldi
T. +39-030-3554590
E. aghiroldi@asm.it
Investor Relations
Tommaso Lavegas
T. +39-030-3554784
E. tlavegas@asm.it
www.asm.it

AEM

Communication and External Relations Manager
Biagio Longo
T. +39-02-77204582
E. biagio.longo@aem.it
Investor Relations Manager
Renata Bonfiglio
T. +39-02-77203879
E. ir@aem.it
www.aem.it

END

[1] According to said forecast, "[if] *and, for any reason, two or more directors (in the case of a Board made up of nine members)* [...] *forfeit, give their resignation or in any way cease the appointment, the entire Board of Directors shall be automatically and immediately forfeited. The Chairman of the Board of Auditors shall therefore provide to call without delay the Ordinary General Meeting to appoint the whole board* [...]".

[2] Company held jointly by ASM and Endesa Italia, vehicle for the sale in Italy of electricity produced by Endesa Italia.

[3] Company held jointly by ASM and Endesa Europa S.L., set up with the aim of building and running a combined turbogas plant in cogeneration in Scandale (KR). Enel S.p.A. and Acciona S.A., following the joint take-over bid launched on the entire share capital of Endesa S.A., have furthermore agreed with E.ON AG the transfer in favour of the latter of 100% of the Endesa Europa S.L share capital.